MIRUM PHARMACEUTICALS, INC.

950 Tower Lane, Suite 1050

Foster City, California 94404

July 15, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dorrie Yale

Mary Beth Breslin

Re:	Mirum Pharmaceuticals, Inc.

Registration Statement on Form S-1, as amended (File No. 333-232251)

Request for Acceleration of Effective Date

Dear Ms. Yale and Ms. Breslin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mirum Pharmaceuticals, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on July 17, 2019, or as soon thereafter as possible, or at such other time as the Registrant or its counsel may request by telephone to the staff of the Commission. The Registrant hereby authorizes each of Kristin VanderPas and Alexa Ekman of Cooley LLP, counsel to the Registrant, to make such a request on its behalf. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from Cooley LLP confirming this request.

Once the Registration Statement has been declared effective, please orally confirm that event with Kristin VanderPas of Cooley LLP at (415) 693-2097, or in her absence, Alexa Ekman of Cooley LLP at (858) 550-6183.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

Mirum Pharmaceuticals, Inc.

/s/ Christopher Peetz
By:	Christopher Peetz
Title:	President and Chief Executive Officer

[Signature Page to Acceleration Request]